Mail Stop 4561

February 13, 2008

Keith Knox
President and Secretary
Hudson Holding Corporation
111 Town Square Place
Suite 1500A
Jersey City, NJ 07310

> **Re: Hudson Holding Corporation**
> **Form 10-KSB for Fiscal Year Ended**
> **March 31, 2007**
> **Filed June 29, 2007**
> **File No. 000-15936**

Dear Mr. Knox:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief